Apollo Hospitals
CHENNAI
touching lives

Date : July 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Audited Financial Results for the year ended 31st March 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 26th June 2007, we have published the:-

(i) Audited Financial Results for the year ended 31st March 2007 and

(ii) Audited Consolidated financial results for the year ended 31st March 2007

in "The Economic Times" on 28th June 2007 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

Jlw 8/7

The Economic Times 28th June 2007

Apollo Hospitals Enterprise Limited

Regd. Office: No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Apollo Hospitals

Audited Financial Results for the year ended 31st March 2007

(Rs. in Millions)

S.No	Particulars	9 Months Ended 31.12.2006 (Unaudited)	Quarter Ended 31.03.2007 (Audited)	Quarter Ended 31.03.2006 (Audited)	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1	Net Sales/Income from Operations	6578	2334	1920	8913	7078
2	Other Income	51	34	31	85	112
	Total Income	6627	2368	1951	8995	7190
3	Total Expenditure					
(a)	Increase/Decrease in stock trade					
b)	Consumption of raw materials	3345	1258	896	4551	3532
c)	Staff cost	944	334	272	1275	984
d)	Other expenditure	274	91	61	363	331
e)	General Administrative Expenses	852	350	248	1202	851
f)	Selling and Distribution Expenses	62	34	21	95	77
g)	Accreditation Expenses	—		45		92
4	Interest	118	45	27	164	117
5	Depreciation	225	83	69	306	261
6	Profit (+)/Loss (-) before Extraordinary item and tax (1+2-3-4-5)	806	229	182	1035	883
7	Extraordinary item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	325			325	—
8	Profit (+)/Loss (-) before tax (6+7)	1131	229	182	1360	883
9	Provision for taxation					
	Current	254	33	47	284	253
	Previous		33		33	-
	Deferred	13	7	7	20	15
	Fringe Benefit Tax	8	6	4	14	13
10	Net Profit (+)/Loss (-) (8-9)	856	150	124	1009	602
11	Paid-up equity share capital (Face Value Rs.10/- per share)	519	519	505	519	505
12	Reserves excluding revaluation reserves				7017	6039
13	EPS for the period, for the year to date and for Previous Year*					
	Before Extraordinary Item					
	Basic	10.25	3.01	2.45	13.28	11.59
	Diluted	10.25	2.79	2.40	13.04	11.20
	After Extraordinary Item					
	Basic	16.36	3.00	2.45	19.53	11.59
	Diluted	16.33	2.77	2.40	19.32	11.20
14	Aggregate of Non Promoter Shareholding(**)					
	No. of Shares	29,370,809	29,942,832	29,550,380	29,942,832	29,550,380
	Percentage of shareholding	57.65	57.78	58.40	57.78	58.40

*Not annualised

** Total Public Shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depository Receipt Holders).

Segment Reporting under clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2007

(Rs. in Millions)

S.No.	Particulars	9 Months Ended 31.12.2006 (Unaudited)	Quarter Ended 31.03.2007 (Audited)	Quarter Ended 31.03.2006 (Audited)	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Healthcare Services	6576	2334	1924	7598	7098
	b) Retail Pharmacy	—	—	—	1313	—
	c) Others	51	34	27	85	112
	SUB-TOTAL	6627	2368	1951	8996	7210
	Less: Inter Segment Revenue				1	
	Net Sales / Income from Operations	6627	2368	1951	8995	7210
2.	Segment Results (profit (+) / loss (-) before tax and interest from each segment)					
a)	Healthcare Services	874	248	182	1133	886
b)	Retail Pharmacy		—		(17)	—
c)	Others	51	24	27	75	104
d)	Extraordinary item (Profit on sale of investments)	325	—	—	325	—
	SUB-TOTAL	1250	270	209	1520	1000
	Less: (i) Interest (Net)	119	45	27	164	117
	(ii) Other Un-allocable expenditure net of un-allocable income					
	Profit Before Tax	1131	229	182	1360	883
3	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	7125	7063	5898	7066	5898
	b) Retail Pharmacy	—	382	—	382	
	c) Others	1031	1520	1365	1520	1309
	TOTAL	8156	8967	7263	8967	7255

Notes:

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 28th June 2007.
2. Information on Investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2007.

No. of Complaints (Nature of Complaints: Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/12/2006	Recd. during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2007
Nil	39	39	Nil

Notes:

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 28th June 2007.
2. Information on Investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2007.

No. of Complaints (Nature of Complaints: Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/12/2006	Recd. during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2007
Nil	39	39	Nil

3. The Board has recommended a final dividend of Rs. 2.00 per share (20%) for the financial year 2006-07. Together with interim dividend of Rs. 3.00 per share (30%) already declared and paid, the total dividend for the financial year amounts to Rs. 5.00 per share (50%).
4. The figures for the previous year are regrouped / reclassified wherever necessary.

Audited Consolidated Financial Results for the year ended 31st March 2007

(Rs. in Millions)

S.No.	Particulars	Year Ended 31.03.2007 (Audited)	Year Ended 31.03.2006 (Audited)
1	Net Sales/Income from Operations	9405	7596
2	Other Income	71	85
	Total Income	9544	7681
3	Total Expenditure		
a)	Increase/Decrease in stock trade		
b)	Consumption of raw materials	4200	3739
c)	Staff cost	1422	1172
d)	Other expenditure	410	393
e)	General Administrative Expenses	1313	1045
f)	Selling and Distribution Expenses	114	95
4	Interest	270	244
5	Depreciation & Amortisation	402	373
6	Profit (+)/Loss (-) before extraordinary item and tax (1+2-3-4-5)	915	673
7	Extraordinary item (Profit / Loss on sale of equity)	318	
8	Profit (+)/Loss (-) before tax (6+7)	1233	673
9	Provision for taxation		
	Current	291	251
	Previous	33	
	Deferred Tax Liability	34	22
	Deferred Tax Asset	(48)	(33)
	Fringe Benefit Tax	16	15
10	Profit Before Minority Interest (8-9)	889	435
11	Minority Interest		(46)
12	Share in Associates	65	39
13	Profit attributable to group	954	428
14	Paid-up equity share capital (Face Value Rs.10/- per share)	519	505
15	Basic and Diluted EPS for the period		
	Before Extraordinary item		
	Basic	12.64	10.82
	Diluted	12.44	10.58
	After Extraordinary item		
	Basic	18.72	10.82
	Diluted	18.42	10.58

Notes:

1. The above financial results were reviewed by the Audit Committee of the Board and approved by the Board of Directors at its meeting held on 28th June 2007.
2. The figures for the previous year are regrouped and reclassified wherever necessary.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LTD.

Place: Chennai
Date: 28th June 2007

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

RECEIVED
2007 AUG -7 A 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals
CHENNAI
touching lives

Date : July 11, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Notice of Board Meeting

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 23rd July 2007 to consider interalia and approve the Unaudited Financial Results for the quarter ended 30th June 2007 and the same shall be published on or before 25th July 2007.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

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